 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
------------------------------

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2023
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  1-3215
------------------------------
JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

(Full title of the Plan)

JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NEW JERSEY 08933

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.   Financial Statements and Supplemental Schedule

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule*:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Signatures

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Exhibits:
23.  Consent of PricewaterhouseCoopers LLP, dated June 24, 2024

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHNSON & JOHNSON RETIREMENT SAVINGS PLAN

Date: June 24, 2024	By:	/s/ Peter Fasolo
Peter Fasolo
Chairman, Pension and Benefits Committee

JOHNSON & JOHNSON RETIREMENT SAVINGS PLAN
__________________

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2023 AND 2022

Johnson & Johnson Retirement Savings Plan
Index to Financial Statements and Supplemental Schedules

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-15

Supplemental Schedule*:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	16
*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Johnson & Johnson Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Johnson & Johnson Retirement Savings Plan (the “Plan”) as of December 31, 2023 and 2022 and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 24, 2024

We have served as the Plan’s auditor since 1991.

Johnson & Johnson Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2023	2022
Assets
Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value	$499,790,719	$511,138,919
Total investments	499,790,719	511,138,919
Receivables
Employee contributions	182,729	198,558
Employer contributions	55,586	58,006
Notes receivable from participants	1,524	4,713
Total receivables	239,839	261,277
Other assets	23,992	19,012
Total assets	500,054,550	511,419,208
Net assets available for benefits	$500,054,550	$511,419,208
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
Additions to net assets attributed to	2023
Investment Income/Loss
Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss	$34,859,255
Contributions
Employee contributions	22,726,450
Employer contributions	7,000,063
Total additions	64,585,768
Deductions from net assets attributed to
Benefits paid to participants	33,500,203
Administrative expenses	1,004,095
Total deductions	34,504,298
Net increase/(decrease)	30,081,470

Asset transfers due to plan divestiture	41,446,128
Net assets available for benefits
Beginning of year	511,419,208
End of year	$500,054,550
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

1.    Description of the Plan
General
The Johnson & Johnson Retirement Savings Plan (the “Plan”) is a participant directed defined contribution plan which was established on March 1, 1990 for eligible employees of certain participating subsidiaries of Johnson & Johnson (the “Plan Administrator” or the “Company”) located in Puerto Rico which have adopted the Plan. The Plan was designed to provide eligible employees with an opportunity to strengthen their financial security at retirement by providing an incentive to save and invest regularly. The funding of the Plan is made through employee and Company contributions. The net assets of the Plan are held in the Johnson & Johnson Pension and Savings Plans Master Trust (the “Trust”). Recordkeeping services are provided by Alight Solutions. The Plan’s interest in the Trust is allocated to the Plan based upon the total of each participant’s share of the Trust.
State Street Bank and Trust Company (“State Street” or "Custodian") serves as agent and custodian of the Plan for purposes of investment of the assets of the Trust. Banco Popular de Puerto Rico serves as Trustee of the Plan. As such, State Street performs certain services for the Plan, including the execution of certain participant directed investments, which are commingled for investment purposes only with assets of other tax-qualified plans maintained by Johnson & Johnson.
This brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.
Contributions
In general, salaried and hourly employees of participating Johnson & Johnson companies who are Puerto Rico residents can contribute to the Plan immediately. There is no service requirement for employee contributions.

If a participant does not take action to enroll or declines enrollment in the Plan within their first 30 days of employment, they will be automatically enrolled for pre-tax employee contributions equal to 3% of their eligible pay and these contributions will be invested in the Plan's default investment option. The Plan's default investment option is the Target Retirement Fund that aligns with, or is closest to, the year in which the participant will turn age 62.
Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of the participants.  Participating employees may contribute a minimum of 3% up to a maximum of 25% pre-tax and/or a minimum of 1% up to a maximum of 10% post-tax of their base salary.  Annual pre-tax contributions may not individually exceed $15,000 in 2023 under Puerto Rico law.
Participants age 50 and over are eligible to contribute extra pre-tax contributions (“catch-up contributions”) above the annual Puerto Rico Internal Revenue Code of 2011 (the "PR Code") limitation up to $1,500 in 2023. Participants can elect an amount to be contributed from each paycheck as their catch-up contribution.  This amount will be in addition to the pre-tax contribution percentages that participants have elected. The catch-up contribution is not eligible for the Company matching contribution.
After one year of service, participants receive a Company matching contribution equal to 75% of the first 6% of his/her pretax contributions. The Company matching contribution is comprised of cash and invested in the current investment fund mix chosen by the participant.
Investments
Participants may invest in one or more of the various investment funds offered by the Plan.  Each of the Plan's funds represents a mix of various investments. The investment mix chosen by the participant will apply to employee and Company matching contributions.  Rollover contributions are invested at the election of the participant.
Participants receive dividends on Johnson & Johnson Common Stock shares held in the Johnson & Johnson Common Stock Fund.  The dividends are automatically reinvested in the Johnson & Johnson Common Stock Fund. For all other funds, State Street reinvests all dividend and interest income.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

Effective September 1, 2020, participants are not permitted to (1) direct more than 20% of any contribution made to the Plan to the Johnson & Johnson Common Stock Fund or (2) transfer or reallocate amounts into the Johnson & Johnson Common Stock Fund if, immediately after such transfer or reallocation, the aggregate value of their investments in the Johnson & Johnson Common Stock Fund would exceed 20% of their aggregate Plan Balance. This limitation does not (a) affect investments resulting from transfers before September 1, 2020 or (b) restrict percentages in excess of 20% that result from investment performance or reinvestment of dividends.
Vesting
A participant’s interest in his/her account, including participant contributions, Company contributions and earnings thereon, is always fully vested.  As a result, there are no forfeitures under the Plan.

Payment of Benefits
Participants are allowed to withdraw their post-tax contributions and earnings thereon one time per calendar year. Participants may withdraw pre-tax contributions only upon meeting certain hardship conditions.  The benefits to which participants are entitled are the amounts provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized gains and losses which have been allocated to the participant’s account balance. Participants have the option of receiving part of their balance in the Johnson & Johnson Common Stock Fund as either cash or in shares of Johnson & Johnson common stock (plus cash for fractional shares) for lump sum distributions other than a hardship.
Benefits are also paid to participants upon termination of employment, long-term disability or retirement.  Participants can elect to defer payment if account balances are greater than $5,000.  Distributions are paid either in a lump sum payment, or installment payments made on a monthly, quarterly or annual basis over a period of years selected by the participant.
A participant’s account may be distributed to his/her beneficiaries in lump sum or in installments upon the participant’s death only if the beneficiary is a spouse. Otherwise, it is paid to the beneficiary in a lump sum, either directly or rolled over to an Individual Retirement Account ("IRA").
Administrative Expenses
All third-party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

Notes Receivable from Participants
Participants are not permitted to take loans from the Plan. However, due to an acquisition, there are existing loans which must be allowed to continue once rolled into the Johnson & Johnson Retirement Savings Plan. The collateralized balances in the participant’s accounts have interest rates of 3.25%.  Principal and interest is paid ratably through payroll deductions for active employees.  Loans must be paid within two months following retirement or termination of employment with the Company. If the loan is not repaid in full, the unpaid balance, plus accrued interest, will be deducted from the participant’s account balance and reported as a distribution.
Termination
Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants, in that each participant would receive the respective value in their account.
2. Summary of Significant Accounting Policies
    Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

Investment Valuation and Income Recognition of the Trust
The Plan’s interest in the Trust is stated at fair value, except for the fully benefit-responsive investment contracts which are stated at contract value. The investment in the Trust represents the Plan's interest in the net assets of the Trust.
As the investment funds contain various underlying assets such as stocks and short-term investments, the participant’s account balance is reported in units of participation, which allows for immediate transfers in and out of the funds.  The purchase or redemption price of the units is determined by the Trustee, based on the current market value of the underlying assets of the funds.  Each fund’s net asset value for a single unit is computed by adding the value of the fund’s investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.
Purchases and sales of securities are recorded on a trade-date basis.  Gains and losses on the sale of investments are determined on the average cost method.  Dividend income is recorded on the ex-dividend date. Interest income and administrative expenses are recorded on an accrual basis.
The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net investment income/loss for the Plan's interest in the Trust which consists of the Plan’s allocated change in unrealized appreciation and depreciation of the underlying investments, realized gains and losses on sales of investments and investment income/loss based upon the total of each participant's share of the Trust.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Derivatives
The Trust mitigates risk through structured trading with reputable parties and continual monitoring procedures. The Trust enters into forward foreign exchange contracts to hedge against adverse changes in foreign exchange rates related to non-U.S. dollar denominated investments. The Trust is exposed to credit risk for non-performance by the counterparty and to market risk for changes in interest and currency rates. The Trust accounts for forward foreign exchange contracts at fair value.

The fair value of a forward foreign exchange contract is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. Dollar at the current spot foreign exchange rate.

The Trust actively manages risk by periodically investing in interest rate swaps, credit default swaps and fixed income options. Interest rate swaps are used to manage interest rate risk and provide an effective means to adjust portfolio duration, maturity mix and term-structure. Credit default swaps are used to either synthetically add or reduce credit risk to an individual issuer or a basket of issuers. Depending on the type of contract, the counterparty risk exposure can be either with the exchange or another counterparty. Fixed income options are used in various ways including: to pursue upside exposure to a portion of the yield curve, to capitalize on anticipated changes in market volatility, to focus on generating income, and to serve as a hedge. The Trust records interest rate swaps, credit default swaps and options at fair value. Interest rate swaps are valued daily using underlying yield curves based upon broker/dealer sources, the present value of expected cash flows, and frequency of which they compound and pay. Credit default swaps are valued using daily underlying yield curves and/or credit curves and spreads based upon broker/dealer/index sources, the present value of expected cash flows, and the frequency of which they compound and pay including a weighted default calculation. Options are fair valued using market-based inputs to models, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency, where such inputs and models are available. Alternatively, the values may be obtained through unobservable management determined inputs and/or management’s proprietary models. Where models are used, the selection of a particular model to value an option depends upon the contractual terms of, and specific risks inherent in, the option as well as the availability of pricing information in the market. Valuation models require a variety of inputs, including contractual terms, market prices, measures of volatility and correlations of such inputs.

The Trust may also enter into total return swap contracts, which are contracts in which one party agrees to make periodic payments based on the change in market value of the underlying assets, which may include a specified security, basket of securities or security indexes during the specified period, in return for periodic payments based on a fixed or variable

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

interest rate of the total return from other underlying assets. Total return swap agreements may be used to obtain exposure to a security or market without owning or taking physical custody of such security or market. Total return swaps involve not only the risk associated with the investment in the underlying securities, but also the risk of the counterparty not fulfilling its obligations under the agreement. Total return swaps are valued daily using underlying index levels for fixed and financing legs. The Trust determines the fair value of total return swaps based on published index prices. The total market value is the sum of the market value of both the fixed and the float legs. The market value of the fixed leg is determined by the change in price of the asset times the units. The market value of the float leg is determined by the accrued financing given the reset frequency and financing index. The Mark-to-Market (MTM) / swap value is collateralized daily.

A futures contract is an agreement to buy or sell a security or other asset for a set price on a future date. These contracts are traded on major exchanges and are marked to market daily, thus minimizing counterparty risk. The Trust enters into futures contracts mainly to manage the duration and refine the curve positioning of the fixed income portfolios, thus, allowing the investment managers to achieve the overall investment portfolios' objectives. These contracts are traded on the exchange and the fair value is the daily mark to market, which is a function of price movements for the contract relative to the level it was originally entered into.
There have been no changes in the methodologies used at December 31, 2023 and 2022.
Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and the applicable disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in funds which can invest in a combination of equity, fixed income securities and other investments. Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Reporting of Fully Benefit-Responsive Investment Contracts
Fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
3.    Johnson & Johnson Pension and Savings Plans Master Trust
The assets of the Johnson & Johnson Savings Plan, the Johnson & Johnson Retirement Savings Plan, the Retirement Plan of Johnson & Johnson and Affiliated Companies, the Johnson & Johnson Retirement Plan for Union Represented Employees, and the Johnson & Johnson Retirement Plan for Puerto Rico Employees comprise the total of the Trust which is held by State Street.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

The following table presents the net assets of the Master Trust and the Plan's interest in the net assets of the Master Trust as of December 31, 2023 and 2022.

			Retirement Savings
	Master Trust		Plan's Interest in Master Trust

	2023	2022*	2023	2022*

ASSETS
Investments, at fair value
Short-term investment funds	$1,414,552,462	$1,285,427,032	$18,872,648	$20,955,439
Government and agency securities	4,542,366,717	3,781,687,724	12,726,374	11,577,019
Debt Securities	4,392,875,028	4,121,178,465	10,522,330	9,246,080
Equity Securities	16,261,263,935	17,609,105,684	256,925,507	290,892,415
Common collective trusts	13,461,032,289	10,973,891,822	141,370,843	118,184,898
Limited Partnerships/Co-Investments	2,902,977,002	2,390,535,565	1,125,649	1,738,243
Other assets and liabilities, net	(24,110,909)	11,232,247	24,207	(11,865)
Total Investments at Fair Value	$42,950,956,524	$40,173,058,539	$441,567,558	$452,582,229

Other assets
Guaranteed and synthetic investment
contracts at contract value	$2,019,631,434	$2,272,460,977	$58,842,174	$59,735,857
Receivable for investments sold	330,099,227	381,661,208	869,562	2,933,535
Interest receivables	79,848,475	69,755,915	171,504	154,238
Dividend receivables	7,728,539	11,087,297	74,162	93,136
Other receivables	14,106,414	13,365,303	116,281	110,258
Total Other Assets	$2,451,414,089	$2,748,330,700	$60,073,683	$63,027,024

Total Master Trust assets	$45,402,370,613	$42,921,389,239	$501,641,241	$515,609,253

LIABILITIES
Payables for investments purchased	$(426,550,413)	$(362,644,335)	$(1,688,988)	$(4,242,011)
All other payables	(34,235,785)	(29,651,175)	(161,534)	(228,323)
Total Liabilities	$(460,786,198)	$(392,295,510)	$(1,850,522)	$(4,470,334)

Net Master Trust assets	$44,941,584,415	$42,529,093,729	$499,790,719	$511,138,919
*Certain prior year amounts have been reclassified to conform to the current year presentation.

The following table presents the changes in net assets for the Master Trust for the year ended December 31, 2023

2023
Changes in Net Assets:
Net appreciation (depreciation) in fair value of investments	$5,095,567,964
Interest	419,431,942
Dividends	346,307,930
Total net investment income (loss)	5,861,307,836

Contributions received, benefits paid and other, net	(3,448,817,150)

Increase (decrease) in net assets	2,412,490,686
Net assets
Beginning of year	42,529,093,729
End of year	$44,941,584,415

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

a.     Fair Value Measurements
The Plan’s valuation methodologies were applied to all of the Trust's investments carried at fair value. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
•Level 1 - Quoted prices in active markets for identical assets and liabilities.
•Level 2 - Significant other observable inputs.
•Level 3 - Significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used for the investments measured at fair value:
•Short-term investment funds - The assets are generally comprised of cash and quoted short-term instruments which are valued at the closing price or the amount held on deposit by the custodian bank where quoted prices are available in an active market and are classified as Level 1.  Other investments are through investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2. If NAV is quoted in an active market, the investment would be classified as Level 1.
•Government and agency securities - The assets are comprised of government and agency securities and U.S. Treasury bills and notes of varying maturities. These are all considered Level 2 fair values which are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.
•Government and agency securities include reverse repurchase agreements. A reverse repurchase agreement, commonly known as a reverse repo, is a financial transaction where one party purchases securities from another party with a simultaneous agreement to sell them back at a later date. The price agreed upon for the repurchase is typically higher than the original sale price, reflecting an implicit interest rate known as the repo rate. Reverse repos are widely used in financial markets for liquidity management, collateralized borrowing, and short-term investment strategies. Repurchase agreements are valued based on expected settlement per the contract terms. The amounts of Reverse Repos were ($1,084,810,231) and ($556,307,356) in 2023 and 2022, respectively.
•Debt instruments - The assets are comprised of corporate debt and commercial loans and mortgages. Fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are generally classified as Level 2. Level 3 debt instruments are priced based on unobservable inputs.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

•Equity securities - U.S. and International equity securities are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all equity securities are classified within Level 1 of the valuation hierarchy.
•Other assets and liabilities, net - Derivatives, and related cash and securities collateral, as applicable, are included in this category. In general, derivatives that are exchange listed and actively traded are classified as Level 1, while derivatives that are not exchange listed but still actively traded in observable markets are classified as Level 2.
•Common Collective Trusts (CCT's) - The fair value of all CCT interests have been determined using NAV as a practical expedient. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The CCT's are included in Investments measured at Net Asset Value. A majority of the CCT's are used for liquidity purposes for both the defined benefit and defined contribution plans within the Trust. The CCTs are primarily passive funds that provide daily liquidity with no prior notice for participant transactions, and 2-day prior notice for Plan Sponsor transactions for the various Plan investment options. Participant directed purchases and sales are transacted at the NAV.  At December 31, 2023 and 2022, approximately 69% and 73%, respectively, of the CCT's are invested in passive strategies that mimic the indices, and 31% and 27%, respectively, in active strategies.  Additionally, at December 31, 2023 and 2022, 63% and 65%, respectively, of the active and passive CCT's are invested in U.S. equities, 26% and 22%, respectively, are invested in global equities and emerging markets, and the remaining 11% and 13%, respectively, are invested in fixed income.  There are no unfunded commitments for any of the CCT's that the Trust invests in.
•Limited Partnerships ("LP") - The Trust invests in LP investments including a Hedge Fund, Emerging Market Long-Only Equity Funds and Private Market Funds. As of December 31, 2023 and 2022, approximately 0% and 7%, respectively, of these investments are invested in a Hedge fund, 5% and 10%, respectively, in Emerging Market Long-Only Equity Funds and 95% and 83%, respectively, in Private Market Funds.
The Trust's private market program has invested as a limited partner in a well-diversified portfolio of funds managed by general partners. The program is being managed to ensure adequate diversification by general partner, strategy type (private equity, real assets, and private credit), and geographic region. The Trust engages in co-investments alongside the General Partners of the plans, as presented by them, to access attractive investments beyond the pro rata interest obtained through the fund investments. The Trust employs diverse valuation methodologies for co-investments, including multiples of earnings, discounted cash-flow analysis, and fundamental investment assessment. Factors such as financial statements, purchase price, and market observations are considered to ensure a comprehensive and accurate determination of fair value. The Trust will also assess NAV calculations from the General Partners following a similar valuation methodology. As of December 31, 2023 and 2022, approximately 56% and 56%, respectively, of these investments are invested in private equity (as of December 31, 2023 and 2022 Co-investments represent 13% and 10%, respectively, of the private equity strategy), 16% and 16%, respectively, in real assets, and 28% and 28%, respectively, in private credit. The Trust has entered into a number of private markets agreements that commit the Trust, upon request, to make additional investment purchases up to predetermined amounts. As of December 31, 2023, and 2022, the Trust had aggregate unfunded commitments of $2,075,841,155 and $1,890,610,012 respectively. These commitments are expected to be satisfied with distributions from existing funds, reinvestment of proceeds and/or periodic rebalancing of existing investments. The LP investments have target maturity dates ranging from 2024 to at least 2034 with the possibility of 2 to 4 years of extensions in accordance with the respective LP's governing documents. Distributions to the Trust from LP investments are generally driven by portfolio company liquidation in the public and private markets or other events. Otherwise, the LP investments are not redeemable. The fair value of the Trust's LP investments, excluding co-investments, has been determined using NAV provided by the respective general partners as a practical expedient. The NAV is the pro-rata share of the Trust's position based on the value of the underlying assets owned by the LP, minus its liabilities.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

2023 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Unobservable inputs	Investments measured at Net	Total Assets
December 31, 2023	(Level 1)	(Level 2)	(Level 3)	Asset Value
Short-term investment funds	$—	$1,414,552,462	$—	$—	$1,414,552,462
Government and agency securities	—	4,542,366,717	—	—	4,542,366,717
Debt instruments	—	4,392,875,028	—	—	4,392,875,028
Equity Securities	16,261,263,935	—	—	—	16,261,263,935
Common collective trusts	—	—	—	13,461,032,289	13,461,032,289
Limited Partnerships/Co-Investments	—	—	84,317,812	2,818,659,190	2,902,977,002
Other assets and liabilities, net	(88,109,350)	63,998,441	—	—	(24,110,909)
Trust investments at fair value	$16,173,154,585	$10,413,792,648	$84,317,812	$16,279,691,479	$42,950,956,524
2022 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Unobservable inputs	Investments measured at Net		Total Assets
December 31, 2022	(Level 1)	(Level 2)	(Level 3) *	Asset Value
Short-term investment funds	$—	$1,285,427,032	$—	$—		$1,285,427,032
Government and agency securities	—	3,781,687,724	—	—		3,781,687,724
Debt instruments	—	4,121,178,465	—	—		4,121,178,465
Equity securities	17,606,081,514	3,024,170	—	—		17,609,105,684
Common Collective Trusts	—	—		10,973,891,822	10,973,891,822	10,973,891,822
Limited Partnerships/Co-Investments	—	—	46,224,200	2,344,311,365	2,390,535,565	2,390,535,565
Other assets and liabilities, net	(8,603,342)	19,835,589	—	—		11,232,247
Trust investments at fair value	$17,597,478,172	$9,211,152,980	$46,224,200	$13,318,203,187	13,364,427,387	$40,173,058,539
*Certain prior year amounts have been reclassified to conform to the current year presentation.

b.    Synthetic Investment Contracts
The Trust holds investments in synthetic GICs.  The weighted average insurance financial strength rating of the insurers for these contracts is A1.  These investments are recorded at their book values. The synthetic GICs’ contract value represents book value plus reinvested income adjusted for net cash flows. The synthetic GICs are fully benefit-responsive. Participants may under most circumstances direct the withdrawal or transfer of all or a portion of their investment at contract value. Currently no reserves are needed against contract values for credit risk of the contract issuers or otherwise.
The synthetic GICs provide a return over a period of time through a fully benefit-responsive contract, or wrapper contract, which is backed by the underlying assets owned by the Trust.  The portfolio of assets with overall Aa2/AA credit quality, underlying the synthetic GICs primarily includes government and agency securities, corporate debt, mortgage backed securities, and asset backed securities. The contract value of the synthetic GICs was $2,019,631,434 and $2,272,460,977 at December 31, 2023 and December 31, 2022, respectively.
There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC (synthetic or traditional) at its contract value. Specific coverage provided by each synthetic GIC may be different from each issuer. Examples of such events include:  the Plan’s failure to qualify under the Internal Revenue Code ("IRC") of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.  The Plan fiduciaries believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value, is not probable.
c.     Derivatives
Presented in the following table is the fair value of derivatives within the Trust as of December 31, 2023 and 2022. The net unrealized appreciation/depreciation of these derivative instruments is included in the Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value in the Statements of Net Assets Available for Benefits. Derivatives are included in the Other assets and liabilities, net category in the Master Trust Table.

	2023		2022
	Asset	Liability	Asset	Liability
Fair Value of Derivatives
Forward Foreign Exchange Contracts	$—	$526	$2,193,188	$594,828
Futures	—	1,226,065	—	556,505
Interest Rate Swaps	6,273,595	—	5,526,107	—
Credit Default Swaps	—	136,198	—	3,460,749
Options	—	—	26,434	—
Total Return Swaps	103,555,961	—	—	4,132,124
Total	$109,829,556	$1,362,789	$7,745,729	$8,744,206

The following table provides information on the investment gains/(losses) on derivatives within the Trust for the year ended December 31, 2023. These amounts are included in the Plan’s interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss on the Statement of Changes in Net Assets Available for Benefits.

	2023
	Realized (Loss)/Gain	Unrealized (Loss)/Gain	Total Investment (Loss)/Gain
Forward Foreign Exchange Contracts	$7,021,402	$(1,598,886)	$5,422,516
Futures	(74,971,060)	(669,560)	(75,640,620)
Interest Rate Swaps	267,988	747,488	1,015,476
Credit Default Swaps	1,800,397	3,324,551	5,124,948
Options	56,410	(26,434)	29,976
Total Return Swaps	11,400,126	107,688,085	119,088,211
Total	$(54,424,737)	$109,465,244	$55,040,507

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

The following table provides information on collateral pledged by and owed to the Trust as of December 31, 2023 and 2022.

	2023	2022
	Pledged/ (Owed)	Pledged/ (Owed)
	Cash	Cash
Forward Foreign Exchange Contracts	$—	$(1,105,000)
Futures	607,000	2,301,000
Swaps	(109,698,750)	(5,581,000)
The following table provides the average notional value of derivatives held by the Trust as of December 31, 2023 and 2022.

	Average Notional Value
	2023	2022
Purchased Forward Foreign Exchange Contracts	$7,680,808	$26,447,886
Sold Forward Foreign Exchange Contracts	63,435,902	102,716,129
Purchased Futures Contracts	1,087,807,083	669,180,964
Sold Futures Contracts	23,234,604	12,706,055
Purchased Options Contracts	2,333,333	4,700,000
Written Options Contracts	20,050,000	48,467,500
Interest Rate Swaps	417,187,539	372,849,603
Written Credit Default Swaps	230,954,848	214,760,203
Total Return Swaps	1,115,293,666	490,352,504
For the written credit default swaps, the recourse provisions are determined either by the International Swaps and Derivatives Association ("ISDA") agreements or the exchange. Where the Trust is a seller of credit default swaps and if a credit event occurs due to the default of the underlying security or the underlying tranche, this would result in a net loss to the Trust. At December 31, 2023, the maximum payout for outstanding credit default swaps aggregated to $220,985,000 with terms as follows:

	December 31, 2023
Number of Contracts	Maturity	Total Value
2	1 Year	$400,000
4	2 Years	5,600,000
12	3 Years	119,650,000
6	4 Years	9,235,000
4	5 Years	58,900,000
2	8 Years	9,200,000
2	9 Years	8,100,000
1	10 Years	9,900,000

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

    At December 31, 2022, the maximum payout for outstanding credit default swaps aggregated to $255,390,047 with terms as follows:

	December 31, 2022
Number of Contracts	Maturity	Total Value
3	1 Year	$1,200,000
2	2 Years	500,000
4	3 Years	5,600,000
13	4 Years	125,800,000
5	5 Years	64,290,047
2	9 Years	9,200,000
1	10 Years	18,800,000
4.    Notes Receivable from Participants
The Plan had participant loans outstanding at December 31, 2023 and December 31, 2022 of $1,524 and $4,713, respectively.  The net decrease of $3,189 for 2023 represents loan payments. Delinquent notes receivable from participants are reclassified to benefit payments based on terms of the Plan document.
5.     Tax Status
The Plan received a favorable determination letter from the PR Treasury under the PR Code dated June 21, 2018. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the PR Code. The Trust associated with the Plan is intended to be exempt from Puerto Rico income taxation pursuant to the provisions of Section 1081.01(a) of the PR Code, and, pursuant to Section 1022(i)(1) of ERISA, for United States income tax purposes, the Plan's Master Trust is intended to be considered as an organization as described in Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Code") and exempt under Section 501(a) of the U.S. Code. Accordingly, no provision for income taxes has been made.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the PR Treasury pursuant to the provisions of the PR Code, as appropriate.  The Plan Administrator has concluded that as of December 31, 2023 and December 31, 2022, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.    Related Party Transactions
Certain Plan investments, such as shares of CCT's managed by State Street Global Advisors, a division of State Street and shares of State Street common stock and bonds, qualify as party-in interest transactions as State Street is the custodian as defined by the Plan. As of December 31, 2023 and December 31, 2022, the total market value of investments in these interests allocated to the Plan and managed by State Street was $143,410,325 and $131,460,816, respectively.
The Plan also invests in shares of the Company.  The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2023 and December 31, 2022, the fair value of investments in Johnson & Johnson Common Stock was $148,548,454 and $188,621,041, respectively. During the year ended December 31, 2023, the Plan made purchases of $5,327,206 and sales of $26,409,917 of the Company’s common stock.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

The total dividend income received during 2023 was $4,520,867. The total realized and unrealized gains during 2023 were $11,878,529 and $57,696,858, respectively.
7.    Asset Transfers
On January 4, 2023, all accounts for Active Members who were actively employed by Kenvue on December 31, 2022 were transferred from the Johnson & Johnson Retirement Savings Plan to the Kenvue Retirement Savings Plan. Active members who transferred directly from employment covered by the Johnson & Johnson Retirement Savings Plan to a position covered by the Kenvue Retirement Savings Plan after December 31, 2022 and before August 23, 2023, the date that Kenvue ceased to be part of Johnson & Johnson, the Member's balance in the Johnson & Johnson Retirement Savings Plan was transferred directly to the Kenvue Retirement Savings Plan.
The following table shows the total amount transferred out of the Plan in 2023:

Plan Name	Amount Transferred Out
Kenvue Retirement Savings Plan	$(41,446,128)
8. Reconciliation of Financial Statements to Form 5500
    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2023	2022
Net assets available for benefits per the financial statements	$500,054,550	$511,419,208
Amounts allocated to withdrawing participants	(573,438)	(502,125)
Net assets available for benefits per the Form 5500	$499,481,112	$510,917,083
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

December 31, 2023
Net decrease in net assets available for benefits per the financial statements	$30,081,470
Less: Amounts allocated to withdrawing participants at December 31, 2023 (not yet paid)	(573,438)
Add: amounts allocated to withdrawing participants at December 31, 2022	(502,125)
Net decrease in net assets available for benefits per the Form 5500	$30,010,157
9.    Subsequent Events

The Plan has assessed subsequent events through the date that the financial statements were available to be issued and has determined that no other items require disclosure.

Johnson & Johnson Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Plan's interest in the Trust	Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust	**	$499,790,719
*Participant loans	Interest rates of 3.25%. Matured in 2017 and 2020.	**	$1,524

    *    Represents party-in-interest transactions
    **    Not applicable